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                               GOODWIN PROCTER LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881

                                December 19, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

     Re:  BOSTON CAPITAL REAL ESTATE INVESTMENT TRUST, INC.
          POST-EFFECTIVE AMENDMENT NO. 3 TO
          REGISTRATION STATEMENT ON FORM S-11,
          FILE NO. 333-108426

Ladies and Gentlemen:

     Transmitted herewith for filing on behalf of Boston Capital Real Estate Investment Trust, Inc. (the "Company") is Post-Effective Amendment No. 3 ("Amendment No. 3") to the Company's Registration Statement on Form S-11, File No. 333-108426 (the "Registration Statement"). Under separate cover, we have enclosed three (3) courtesy copies of Amendment No. 3 for your review.

     Based on representations made by the Company to Goodwin Procter LLP, we can state that the Company will send reconfirmation notices to all subscribers with updated disclosure regarding the extension of the termination date from January 1, 2006 to June 1, 2006.

     If you have any questions or require any additional information, please contact the undersigned at (617) 570-1306.

                                             Very truly yours,

                                             /s/ Suzanne D. Lecaroz
                                             -----------------------
                                             Suzanne D. Lecaroz

cc:  John P. Manning
     Jeffrey H. Goldstein
     Richard J. DeAgazio
     Marc N. Teal
     Mark W. Dunne
     Erica Blake
        Boston Capital Real Estate Investment Trust, Inc.
     Gilbert G. Menna
        Goodwin Procter LLP